Chief Financial Officer
Ref: CFO/46/2009

September 1, 2009

Mr. Karl Hiller,
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549-7010

Re:	Eni S.p.A.
Form 20-F for the Fiscal Year ended December 31, 2008
Filed May 14, 2009
File No. 001-14090

Dear Mr. Hiller,

                    Thank you for your facsimile dated August 5, 2009 setting forth comments of the Staff of the Commission (the "Staff") relating to the annual report on Form 20-F for the year ended December 31, 2008 filed May 14, 2009 (the "2008 Form 20-F") of Eni S.p.A. ("Eni") (File No. 001-14090).

                    To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold italicized text, and have provided our response immediately following the comment.

Statement of Stockholders’ Equity, page F-5

                    In response to the Staff’s comment, Eni is filing today an amendment (the "Amendment") to the 2008 Form 20-F in order to include the earlier year of activities in the Company’s consolidated statement of changes in shareholders’ equity, which was inadvertently omitted in the original 2008 Form 20-F. As set forth in the Explanatory Note included in the Amendment, no other changes or updates are made to the disclosure in the 2008 Form 20-F.

                    For the Staff’s reference, we are also filing together with this letter under the section "CORRESP" of EDGAR, a marked version of the Amendment showing changes from the original 2008 Form 20-F.

**

                    We are available to discuss the foregoing with you at your convenience.

                    We acknowledge that Eni is responsible for the adequacy and accuracy of the disclosure in its Form 20-F, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to Eni’s Form 20-F, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                    If you have any questions relating to this letter, please feel free to call the undersigned at +39 02 5982 1000 or Richard Morrissey or Oderisio de Vito Piscicelli at Sullivan & Cromwell LLP at +44-207-959-8900.

Very truly yours,

/s/ ALESSANDRO BERNINI
Alessandro Bernini
Chief Financial Officer
Eni S.p.A.

cc:	Lily Dang
Division of Corporation Finance
Securities and Exchange Commission

Richard C. Morrissey
Oderisio de Vito Piscicelli
(Sullivan & Cromwell LLP)